November 15, 2018

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kingsway Financial Services Inc.

Registration Statement on Form S-4

File No. 333-227577

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Kingsway Financial Services Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement on Form S-4 (File No. 333-227577), which was filed on November 15, 2018, as amended, (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on November 16, 2018, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with Eric Orsic of McDermott Will & Emery LLP, counsel to the Company, at (312) 984-7617.

Thank you for your attention to this matter.

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Very truly yours,

Kingsway Financial Services Inc.

By:	/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer